================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of _April, 2005

                          GRUPO IUSACELL, S.A. de C.V.


--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.


--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

================================================================================

Documents Furnished By the Registrant

1. Press Release of the Registrant dated April 27, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.


     Date: April 27, 2005                                   /s/ Fernando Cabrera
                                                            --------------------
                                                    Name:   Fernando Cabrera
                                                    Title:  Attorney in fact

                                                            /s/  Jose Luis Riera
                                                            --------------------
                                                    Name:   Jose Luis Riera
                                                    Title:  Attorney in fact

                                                               INVESTOR CONTACTS
[LOGO OF IUSACELL]
                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927
                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5927
                                                         vferrer@iusacell.com.mx

Iusacell received from SCT the concession titles of the PCS frequencies

Mexico City, April 27, 2005 - Grupo Iusacell, S.A. de C.V., [BMV: CEL, NYSE:
CEL], announced today that it has received from the SCT (Secretaria de Comunicaciones y Transportes), the concession titles of the radio electric spectrum in connection to the auction of the 1900 MHZ band that it grant the rights to use 10MHZ in the PCS regions 2, 3, 5, 6, 7, 8 and 9, for the next 20 years.

                             **********************

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

Legal Disclaimer

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

     IUSACELL RECEIVED FROM SCT THE CONCESSION TITLES OF THE PCS FREQUENCIES

     MEXICO CITY, April 27 /PRNewswire-FirstCall/ -- Grupo Iusacell, S.A. de C.V., (BMV: CEL, NYSE: CEL), announced today that it has received from the SCT (Secretaria de Comunicaciones y Transportes), the concession titles of the radio electric spectrum in connection to the auction of the 1900 MHZ band that it grant the rights to use 10MHZ in the PCS regions 2, 3, 5, 6, 7, 8 and 9, for the next 20 years.

     About Iusacell

     Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population.
    Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

     Legal Disclaimer

     Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Grupo Iusacell, S.A. de C.V.
    -0-                             04/27/2005
    /CONTACT: Investor Contacts, Jose Luis Riera K., Chief Financial Officer, +5255-5109-5927, or J. Victor Ferrer, Finance Manager, +5255-5109-5927,
vferrer@iusacell.com.mx, both of Grupo Iusacell, S.A. de C.V.   /
    /Web site:  http://www.iusacell.com /

_